FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Files Annual Report on Form 20-F with SEC

2.	Re the Securities and Exchange Surveillance Commission’s Recommendations: Report of the Committee’s Investigation and Nomura’s Proposed Improvement Measures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 2, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Files Annual Report on Form 20-F with SEC

Tokyo, June 29, 2012—Nomura Holdings, Inc. yesterday filed its annual report on Form 20-F for the year ended March 31, 2012, with the U.S. Securities and Exchange Commission. The report can be accessed via Nomura’s website at:

http://www.nomuraholdings.com/investor/library/sec/

The company’s shareholders (including holders of its American Depository Shares) may receive hard copies of the annual report on Form 20-F, which contains Nomura’s most recent audited consolidated financial statements, free of charge upon request via:

https://www.nomuraholdings.com/cgi-bin/investor/ar/request.cgi ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com.

Translation

Re the Securities and Exchange Surveillance Commission’s Recommendations:

Report of the Committee’s Investigation and Nomura’s Proposed Improvement Measures

Nomura Holdings, Inc.

Nomura Securities, Co. Ltd.

On 21 March, 29 May and 8 June of this year, the Securities and Exchange Surveillance Commission (“SESC”) recommended orders for administrative monetary penalties against certain entities for insider trading. On findings that these entities had received inside information from Nomura employees, a committee of external attorneys commissioned by Nomura (“Committee”) has conducted an extensive investigation to identify the facts and analyze the causes of these incidents.

We have now received a report from the Committee setting forth their findings on the facts of the matter above as well as issues in connection with our institutional equity sales and our system for managing Corporate-related Information and preventative measures. Accordingly, we now report to you on these findings as follows.

An overview of the report of the Committee is provided in Annex 1, and in consideration of the Committee’s recommendations for preventative measures, and the cause factors that we have recognized, we are committed to implementing business improvement measures (Annex 2).

We sincerely apologize for causing a loss of confidence in this country’s securities markets and we deeply regret the inconvenience we have caused to all those affected.

Going forward, we intend to comprehensively implement improvement measures and thereby work towards restoring the confidence that we have lost and reinforce our state of readiness through continuous investigations.

1

Translation

ANNEX 1

June 29, 2012

To:	Nomura Holdings, Inc.

Nomura Securities Co., Ltd.

Report (Summary)

Investigation Committee

Hideki Nakagome, esq.

Toshinori Kanemoto, esq.

Yoichi Okuda, esq.

Shin Kikuchi, esq.

Translation

In regard to the matter in which it has been found in certain recommendations issued by Japan’s Securities and Exchange Surveillance Commission dated 21 March, 29 May and 8 June 2012 (the three cases) that employees of Nomura Securities Co., Ltd (“Nomura Securities”) were sources of information, Nomura Securities has admitted the facts and is deeply regretful of this. Nomura Securities commissioned this Committee to clarify the causes of these problems such as sales structure, working conditions and compliance of institutional equity sales at Nomura Securities and to make proposals for the prevention of recurrence.

At the request of Nomura Securities, the Committee has conducted an investigation into the problems concerning equity sales to institutional clients which comprise the background of the three cases, and has compiled his report.

I.	Summary of the Institutional Equity Sales Department’s Functions

In 2010, equity sales by Nomura Securities to institutional investors were divided between two departments: Institutional Equity Sales Department I and Institutional Equity Sales Department II. The former mainly conducted sales activities for domestic institutional investors and the latter mainly conducted sales to overseas institutional investors and hedge funds. Equity sales and purchase orders from the clients were executed by the Equity Sales Trading Department.

II.	Problems concerning sales structures, working conditions and compliance which were recognized through investigation of the three cases

By conducting hearings, checking e-mails and reviewing call recordings since July 2011 in connection with the three cases, the following problems are identified in respect of sales structure, working conditions and compliance of Nomura Securities.

1.	Problems concerning sales structures

(1)	Self-awareness among employees in the Institutional Equity Sales Department regarding their responsibilities was unsatisfactory

While it is a duty for the Institutional Equity Sales Department to swiftly transmit appropriate research information to investors to enable reasonable investment judgment, the following (a) and (b) were noted.

(a)	Excessive inclinations in the drive for profits

In certain parts of Institutional Equity Sales Department I, the work environment appeared to be one in which employees would be willing to do anything to meet sales targets.

Translation

(b)	Excessive inclinations to seek tip-offs

Mainly in Institutional Equity Sales Department II, employees forecasted equity financings of individual issuers as a matter of course as a part of their information services. In order to increase accuracy of forecasts, there were employees who deviated from their responsibilities by attempting to obtain material nonpublic information (“inside information”).

(2)	Self-awareness among employees in the Syndicate Department regarding their responsibilities was unsatisfactory

Notwithstanding that the Syndicate Department is a department which has contacts with both private-side departments (which departments hold inside information) and public-side departments (departments other than private-side departments such as the Institutional Equity Sales Department) and bears an important responsibility to strictly intercept the transmission of information by standing in the front of the Chinese wall, some employees of the department, having a poor sense of awareness of their responsibilities, were found to be transmitting inside information at the request of salespersons seeking to obtain the schedule of public offerings, on the basis of the incorrect understanding that it should not be problem as long as each issuer’s name was not transmitted.

(3)	Self-awareness of analysts of their responsibilities was unsatisfactory

Since an analyst can infer the existence of inside information in the event the publication of his/her report is held back upon his/her application to the Trading Compliance Department for the issuance of the report, it is his/her responsibility to pay close attention not to let such information become known by salespersons, but there were analysts who, at the request of a salesperson, were seen to be transmitting information as to whether the publication of his/her report was held back.

2.	Problems concerning the operation of research blackouts and management of Corporate-related Information by the Trading Compliance System (“TCS”)

While the operation of research blackouts in Nomura Securities was introduced to address concerns regarding prohibitions on advance solicitation (i.e. “gun-jumping”; Section 4 of the Financial Instruments and Exchange Act), they were not sufficiently conscious about the fact that this practice could cause third parties to infer that financings would occur in near future. The operation of the Corporate-related Information management system, TCS, had a similar effect. Lists of analyst names, target share prices and ratings for individual issuers (coverage lists) produced at the time of the three cases, were restricted in a similar way resulting in circumstances where a salesperson could infer inside information.

Translation

3.	Transmission of information across the Chinese wall

(1)	Acquisition of information from the Syndicate Department by department head and person in charge of public offerings

The department head of Institutional Equity Sales Department I and the person in charge of public offerings almost regularly acquired information concerning public offerings from certain employees of the Syndicate Department prior to the public announcement of the launch. There being only a tacit rule but no other rules, providing that the issuer’s name should not be indicated, transmission occurred under the incorrect understanding/standards that it would not be problem as long as the content of response did not reveal the issuer’s name.

(2)	Acquisition of inside information by the sales side through active approaches to analysts

There were some salespeople who sought to obtain information from which inside information could be inferred, by making frequent contact with analysts, and who sought to acquire information by contacting employees in the Syndicate Department. There were also persons who checked whether information concerning an issuer had been deleted from a coverage list and various reports produced by analysts.

4.	Dissemination of information in public-side departments

(1)	Transmission of information acquired from the Syndicate Department

(a)	Transmission of information among senior managers in the Institutional Equity Sales Department

Information acquired from the Syndicate Department under 3(1) above was reported to the head of department and the head of department himself transmitted the information to a line manager or employees with comparatively long experience.

(b)	Transmission of information to other younger employees

As a matter of sales necessity, there were cases in which information was also transmitted from the department head to younger employees before launch. It is also recognized that upon transmission of information among the head of department and line managers there was a possibility of passing it along to younger employees. In the morning on a launch day, an instruction was given by a person in charge of the public offering to a department employee to be on stand-by after the close of the market, which made it possible to know that a launch would be publicly announced. Information acquired by younger employees was then disseminated through e-mail and chats in the department.

Translation

(2)	Widespread forecasting primarily among Institutional Equity Sales Department II employees as to issuers planning equity public offering (a financing issuer)

Primarily in Institutional Equity Sales Department II, forecasting of the next financing issuer was actively conducted, and there was a possibility that in the course of conversations among colleagues, information was shared regarding whether there were any references to particular issuers in a coverage list and various reports, as well as regarding comments by analysts.

5.	Transmission of information from a public-side department to clients

(1)	Transmission of information to clients

There were employees who had the incorrect understanding that it would not be a problem to transmit information to their clients concerning public offerings as long as the name of the issuer was not mentioned (prefaced with, “This is just a rumor, but…” or “I do not know, as I do not belong to a private-side department, but…”). The department head of Institutional Equity Sales Department I also held such understanding, and if so, the unavoidable conclusion is that all employees of the department will have carried out sales activities with the same understanding. There was an instance in which there is reason to believe than an employee induced a client fund to reduce the weight of the relevant stock holding in order to cause his client to subscribe for a public offering.

(2)	Transmission of quick tips to clients

Through e-mails and chats from many salespersons to many of their clients, salespersons made pre-launch recommendations for short transactions in respect of issuers subject to public offerings for which Nomura Securities acted as a lead underwriter.

“Forecasting of the next financing issuer” within departments was actively conducted and in view of the situation in which attempts were made to acquire inside information, it cannot be denied that there was a possibility that some employees transmitted information based on inside information. Some salespersons were also seen to be responding beyond the scope necessary to requests from clients seeking various information.

6.	Sales activities contrary to social norms

Some instances of excessive entertainment of particular clients were found to be contrary business ethics. Instances of extraordinarily close contacts in the course of sales activities were found, such as discussing daily performance results on receiving a portfolio list from a client.

Translation

7.	Control problems

(1)	Insufficiency in identifying the actual circumstances

Although the senior executive officer responsible for institutional equity sales was, in accordance with his professional responsibility, in a position to be able to identify the actual circumstances of sales activities of Institutional Equity Sales Departments I and II and ascertain that risks existed, his response was limited to treating the symptoms of the problems only, such as eliminating stand-by instructions and implementation of wall-crossing process for the person in charge of public offerings. Also in the Syndicate Department, they could have learned that a department employee transmitted information to a salesperson, but they did not identify the actual circumstances of information transmission and did not attempt to rectify the circumstances. In the Trading Compliance Department, they focused on breaches of the rule against advance solicitation (i.e. gun-jumping) in operating research blackouts, their operation being rigid and without considering the risks that Corporate-related Information could be inferred by such practice, and thereby they did not attempt to improve the system. Thus, it is necessary for Nomura Securities to take initiatives towards improvement, involving the company as a whole.

(2)	Unsatisfactory level of effective education/ training

Judging from 1 to 6 above, we cannot help but to find that effective education/training was not being conducted at Nomura Securities. In other words, there was no training to enable employees to appreciate the duty of Nomura Securities to the public in the capital markets, to feel proud of that and to be self-aware that each employee him/herself owed a heavy responsibility for fairness in the securities markets.

(3)	Deficient rules concerning the transmission of information

As stated in 3(1) and (2), information barriers (Chinese walls) were not complied with due to the intentional transmission of information by the relevant person. There were no clear rules for the transmission of information from the Syndicate Department to the person in charge of public offerings. There were no consistent rules for responding to inquiries by a salesperson to analysts, leaving this up to individual judgment.

(4)	Ignoring instances of monitoring avoidance

Instances of conduct to avoid monitoring were found, such as intentionally speaking in ambiguities, or suggesting to have discussions by mobile phone where it was desired that conversations not be heard by the Trading Compliance Department or other departments responsible for monitoring functions. Nevertheless, remedial measures were not taken to address monitoring avoidance.

Translation

(5)	Superficial monitoring/checking by the departments in charge such as Inspection and Examination Department

Although the departments in charge of monitoring/checking should have been aware of the risk that Corporate-related Information was being used for sales activities towards institutional investors, we found no evidence that such departments conducted monitoring/checking with that awareness. Had checking of entertainment and meeting expenses of Institutional Equity Sales Department I, monitoring of the supply and receipt of information between employees of the Institutional Equity Sales Department and the Syndicate Department and monitoring of the actual conditions of Institutional Equity Sales Departments I and II been done effectively, it is possible that the problems pointed out in this report could have been identified at an early stage and rectified. In particular, despite the importance of the monitoring and checking function pertaining to the supply and receipt of information, for the purpose of confirming the effectiveness of Chinese walls, we cannot help but evaluate the effectiveness of these functions to be insufficient.

(6)	Problems concerning the personnel management system

The possibility for information to be transmitted by collusion could arise where an employee of the Institutional Equity Sales Department is reassigned to the Syndicate Department. Further, as a factor, the unique culture that has formed in certain parts of Institutional Equity Sales Department I can be considered a problem from a human resources perspective.

8.	Conclusion

The matter hereinbefore pointed out as problems of sales structure, business structure and compliance of Nomura Securities are serious systemic defects that would erode confidence in Nomura Securities as a securities company. Should these systemic defects be left unattended, this would clearly lead to serious adverse impacts on the fairness and reliability of the capital markets, and therefore, drastic and thorough rebuilding is needed without delay.

III.	Results of investigation concerning Mizuho FG matter

1.	Summary of the matter

The Mizuho FG matter is a case in which a fund manager of Chuo Mitsui Asset Trust, X, on account of his client, sold shares of Mizuho FG prior to the announcement date (25 June 2010), on 24 June 2010. It was B in Institutional Equity Sales Department I who was in charge of X and his superior was the head of the department, A.

Translation

2.	Results of the investigation

The head of Institutional Equity Sales Department I, “A”, obtained certain information (rough timing, approximate size, whether it was a joint transaction or not, whether it was a REIT or not) concerning equity public offerings from an executive director of the Syndicate Department. Although he said he had never been told of the names of the issuers, through fragmentary information obtained from frequent contacts with the executive director of the Syndicate Department, together with information from newspaper articles, it was possible to infer quite accurately the names of the issuers, the timing and size of the offerings, and he, at his own discretion, conveyed information to experienced employees, including a line manager, “B”.

Having regard to the extraordinarily close relationship between A, B and X, it is reasonable to believe that there was transmission of information regarding a capital raising, including the timing of its launch even if the specific situation could not be identified.

Having regard to the extraordinarily close relationship between A and B and X, it cannot be denied that it is possible that material nonpublic information was transmitted by X in connection with public offerings other than Mizuho FG.

IV.	Results of investigation concerning INPEX matter

1.	Summary of the matter

The INPEX matter is a case in which a fund manager of Chuo Mitsui Asset Trust, on account of the funds, sold INPEX shares on 1 July 2010, prior to the announcement day (8 July 2010). The person who was in charge of “Y” was “C” of Institutional Equity Sales Department I.

2.	Results of investigation

It can be found that the department head of Institutional Equity Sales Department I, A, who was a superior of C, obtained an offering schedule for the public offering of INPEX from an executive director of the Syndicate Department. There is a possibility that this information was transmitted to all or part of the line managers and other experienced employees of the department up to 30 June 2010. It was confirmed that a line manager of the department recognized the public offering of INPEX from the coverage list. It is possible that there were persons who attempted to obtain inside information such as mentioned in the above II.

It is further possible that C came across information from such person directly or indirectly concerning decision of INPEX’s public offering.

In respect of a meeting with Y on 30 June 2010, it was clearly recognized in the investigation report of Sumitomo Mitsui Trust Bank that C told Y that INPEX would conduct a public offering, following which Y sold INPEX shares on the following day. Accordingly, taking these facts together, it is highly possible that C transmitted inside information to Y.

Translation

V.	Results of investigation concerning Tokyo Electric Power Company (“TEPCO”) matter

1.	Summary of the matter

The TEPCO matter is a case in which First New York Securities L.L.C. on 29 September, 2010 and Z from 27 September to 29 September 2010, on their own respective accounts, sold shares of Tokyo Electricity prior to the announcement day (29 September, 2010). Z was a fund manager of a Nomura Securities client and even after leaving the position of fund manager, he was treated as a client by D of Institutional Equity Sales Department II of Nomura Securities.

2.	Results of investigation

In early September, 2010, “D”, after the announcement of their mid-term management plan, attempted repeatedly to contact an analyst in charge of the matter who was in Europe at the time, to ask him if he could make comments concerning the financing of TEPCO (upon his return on 21 September 2010, D received comments from the analyst that financing of Tokyo Electricity was not at high possibility, but that the possibility could not be denied), and a week before the announcement of the public offering at the request from Z and in order to find out about the timing of the public offering, D inquired whether there would be any problem if he took a holiday, thereby actively seeking to obtain inside information. In addition to and apart from the above, D engaged in various information gathering activities to obtain inside information, and in this matter, it has been found that he was able to obtain inside information concerning the public offering of TEPCO by directly or indirectly acquiring information that TEPCO was deleted from the coverage list. D frequently contacted Z by mobile phone and having regard to these close relationships, the possibility that he transmitted inside information concerning public offering of TEPCO is extraordinarily high.

VI.	Measures for prevention of recurrence

As improvement measures, the following should be considered.

1.	Establishment of control structure

In respect of equity business for institutional investors, the establishment of a department specific to monitor sales approach or management of information shall be considered.

Translation

2.	Improvement on conduct of business in each department

The following measures to be implemented.

1)	Department in charge of sales for institutional investors

(a)	Prohibition on the use of personal mobile phones for business (Nomura Securities to loan a mobile phone with a recording function)

There were instances in which in the middle of communication by way of a company communication tool, the mode of communication was changed to the use of a personal mobile phone. In order to secure monitoring, a clear prohibition on using personal mobile phones is to be imposed and mobile phones with a recording function will be loaned to employees and it shall be compulsory to use them.

(b)	Prohibition on the use of Bloomberg chats other than in case of specific business needs The use of the chat system for personal purposes during office hours has come to our attention and there were instances in which the contents of messages included information which was related to business, and, therefore, the permitted use of Bloomberg chat system shall be limited to situations when it cannot be substituted.

(c)	Prohibition of inquiries to analysts on the status of his/her control by the Trading Compliance Department

There were instances in which a salesperson inquired of an analyst whether he/she was subject to the Trading Compliance Department’s control. As this conduct is very inappropriate, when an analyst received such an inquiry it shall be his/her duty to report the matter through the Equity Research Department to a monitoring organization as described in 1 and in the case of his/her failure to report, it shall be made clear that it will be a ground for a disciplinary action.

(d)	Prohibition on conversations with clients concerning rumors regarding financing transactions

Information of financing transactions should be based on analyst reports and statements based on the employee’s conjecture should not be made to clients.

(e)	Prohibition of excessive entertainment and gifts and adjustment of budget and review of vouchers

Since there were inappropriate entertainment and gifts, going forward, clear guidelines shall be set out for entertainment and gifts, this shall be made known to all within the company and at the same time, the budget shall be revisited. Post fact checking of vouchers and other expense related documents shall be reinforced.

(f)	Transfer of public offering related function

In order to reduce risks for inside information to be inferred by other employees of the department from speech and behavior of the person in charge of public offering who received information from the Syndicate Department, such public offering related position shall be transferred to an organization newly established for monitoring purpose and information necessary to be conveyed to the Syndicate Department from the Institutional Equity Sales Department shall be provided by the head of the Institutional Equity Sales Department to this new organization with regular updates.

Translation

2)	Syndicate Department

Rules concerning transmission of information to a public-side department shall be clearly enacted and strict compliance with the rules shall be secured.

3)	Equity Research Department

(a)	Clear rules shall be enacted concerning how an analyst shall deal with a query from a salesperson about possibility of financing transaction.

(b)	Arrangements of sales pitches to clients with analysts shall be centralized to a specific department and in that department arrangement shall be such as cancellable upon the announcement of the launching.

(c)	Training and education concerning compliance with laws and regulations and business ethics shall be organized for analysts.

4)	Trading Compliance Department

Reflecting the fact that due to the rigid application of research blackout of analyst reports, the existence of Corporate-related Information was inferred by public-side departments, a drastic review of internal practices surrounding management of Corporate-related Information including shortening of a blackout periods and review of the wall crossing process shall be conducted. A comparative legal analysis on the established system and management thereof shall be conducted on a continuing basis, and if appropriate, it shall be referred to regulatory authorities.

3.	Strengthening of internal control

1)	As for the Syndicate Department and the departments in charge of sales for institutional investors, since their business involves transactions with professionals, it should be recognized that once a problem arises the risks involved would be substantial, and therefore, extensive internal auditing shall be conducted and the methods and frequency of audits shall be reviewed.

Translation

2)	The retention period of call recordings in the departments mentioned above is currently two weeks, and in order to secure effectiveness of the recordings the period should be substantially extended.

3)	The system for checking the usage of entertainment expenses should be reinforced and any discovered inappropriate use of expenses should be severely dealt with.

4.	Improvement of the personnel management system

1)	A breach of the Financial Instruments and Exchange Act, rules of Japanese Securities Dealers Association, business ethics for analysts and internal rules for compliance with these should be dealt with severely with heavy penalties.

2)	Direct reassignment of equity salesperson for institutional investors to a position involved in equity syndicate related business should be prohibited as a general rule.

3)	The aptitude of transferees and new graduates in private-side departments and public-side departments shall thoroughly be ascertained.

4)	Education for lateral hires shall be organized at the time of their joining the firm and they shall be regularly monitored thereafter.

5)	For performance appraisals, it should not be biased toward their profitability. It should be improved to put importance on qualitative assessments to include business ethics and compliance. In order to ensure that such assessments are conducted objectively, appropriate and effective review by the Personnel Department shall be considered.

5.	Ensuring of business ethics

To ensure recognition of a social mission of securities companies training sessions shall be strengthened on a company-wide basis and the importance of business ethics shall be repeatedly emphasized by top management, taking all opportunities to imbue all officers and employees with these values.

In organizing training sessions, continuous review shall be made of overseas practices and based on such reviews, Nomura Securities should have such training sessions that aspire to global best practices.

VII.	Conclusion

The Committee requires Nomura Securities to seriously accept the problems pointed out in this report and promptly and concretely implement the proposed measures for preventing recurrence.

END

Translation

ANNEX 2

Improvement Measures

I.	Factors Contributing to the Matters at Hand

With respect to the factors contributing to the matters at hand, on examination of the routes for the transmission of information at Nomura Securities, the following issues have been found with respect to the transmission of information from private-side departments (departments handing Corporate-related Information such as equity public offerings, other types of financing and M&A transactions) to public-side departments (departments which do not handle Corporate–related Information, but rather engage in sales activities facing institutional and individual investors); the management of information by the Institutional Equity Sales Department; and the transmission of information by the Institutional Equity Sales Department to clients. Further in connection with these routes for the transmission of information, issues have been found in the operations of the control departments.

In addition to the issues concerning operations in the above, it was found that a consciousness for high ethical standards and compliance with laws was not fully imbued among all officers, managerial employees and employees, and that this contributed to the matters at hand.

In light of these issues, we would like to establish an adequate state of readiness, and further enhance this going forward, committing to the implementation of the improvement measures mentioned below, and honor our social responsibility to contribute to the healthy development of the markets.

1.	Transmission of Information from Private-side to Public-side Departments

(1)	Operational Practices of Syndicate Department Employees

•

Syndicate Department has transmitted information on certain capital raising transactions (regarding schedule, scale, sector, etc.) to employees of the Institutional Equity Sales Department (formerly, Institutional Equity Sales Department I and Institutional Equity Sales Department II) to allow them to identify the appetite of institutional investors and this was done with care so that any such employees who had not been processed for wall crossing (a process by which insider information is transmitted to a public-side employee upon such employee providing an oath regarding information management “wall-crossing process”) would not be given information from which specifics of the issuer could be determined. On the other hand, as it became a situation in which a professional investor could extrapolate specific Corporate-related Information based on the above information in combination with information available in the markets, Corporate-related Information was transmitted to employees of the Institutional Equity Sales Department.

•	Although the transmission of such information from which Corporate-related Information can be extrapolated should be prohibited, the internal company rules did not make this clear.

(2)	Operation of Research Blackouts

•

In the various related departments starting with the Trading Compliance Department, the operation of analyst report blackouts (process of restricting the publication of analyst reports prior to the submission of registration statements for issuances) put a disproportionate amount of emphasis on the prevention of solicitation prior to the issuer’s resolution on an issuance, and awareness was insufficient regarding the possibility that Corporate-related Information could be extrapolated. Further, there was a lack of flexibility in management, and there was no readiness to review effectiveness of operations that had become routine.

•

As a result, from the operation of the coverage lists and the speech/behavior of analysts, information from which Corporate-related Information could be extrapolated was transmitted to the Institutional Equity Sales Department and the public-side.

(3)	Analyst Speech and Behavior

•

Because rules, training and education for analysts regarding the handling of Corporate-related Information held by them, and their communications with salespersons was unsatisfactory, information from which Corporate-related Information could be extrapolated was transmitted to the Institutional Equity Sales Department.

1

Translation

2.	Information Management in the Institutional Equity Sales Department

(1)	Self-awareness of Institutional Equity Sales Department Employees

•

Employees of the Institutional Equity Sales Department did not have sufficient self-awareness as members of a securities firm in the role of lead underwriter, and awareness was also lax concerning the existence of material non-public information within the firm when the firm was involved in numerous capital raising transactions. There was a lack of thought to the fact that even fragmentary information could lead to Corporate-related Information, and information was disseminated carelessly.

•

In the course of pursuing sales targets, there was insufficient understanding of the essence of high business ethics and compliance with laws, and some employees even appeared to seek ways to look over the Chinese walls.

•

In the Institutional Equity Sales Department, a public-side department, information from which Corporate-related Information could be extrapolated was disseminated through conversations between employees, chat functionalities, stand-by instructions and other work instructions, and the speech/behavior of the department head. As a result, Corporate-related Information was inappropriately handled by a number of employees of the Institutional Equity Sales Department.

(2)	Check functions within the Institutional Equity Sales Department

•

Even though Institutional Equity Sales Department has in place an Internal Administration Supervisor (appointed in accordance with the rules of Japan Securities Dealers Association) and a departmental compliance officer (appointed in accordance with the company’s own internal system), the notion that the department dealt with professionals resulted in such check functions not working effectively, and the dissemination of information from which Corporate-related Information could be extrapolated, as well as inappropriate use of entertainment expenses were overlooked.

(3)	Wall-crossing Process for Institutional Equity Sales Department Employees

•

Although the person in charge of public offerings appointed in the Institutional Equity Sales Department underwent the appropriate company procedures, this person was receiving Corporate-related Information prior to transactions becoming public. This person’s behavior then allowed other employees of the department to infer the existence of Corporate-related Information.

•	There was insufficient scrutiny regarding the necessity for bringing a member of the Institutional Equity Sales Department over the wall.

3.	Transmission of Information from Salespersons in Charge of Institutional Investors to Clients

(1)	Awareness of the transmission of information to clients

•

Self-awareness among employees as members of a securities firm that acts as lead underwriter in a large number of transactions was not sufficient, and Corporate-related Information was transmitted to clients as employees failed to appreciate how even fragmented information (for example even in the absence of the issuing company’s name) held by the firm could lead to professional investors receiving complete Corporate-related Information. Further, Corporate-related Information was transmitted to clients as such employees failed to appreciate that regarding shelf registrations, if information was provided to a professional investor from which the upcoming date of resolution to approve it could be extrapolated in course of continuous sales activities, this could also lead to transmission of Corporate-related Information.

•

Salespersons in the Institutional Equity Sales Department, in their day-to-day conversations with institutional clients, supplied information based on market rumors as well as the salesperson’s own conjecture, which included information from which Corporate-related Information could be extrapolated. Further, there was insufficient awareness regarding the seriousness of this.

2

Translation

•

Because the Institutional Equity Sales Department faces professional clients, there is an assumption that both sides have a high degree of awareness for legal compliance, and further because there was not very much necessity for training on investor protection rules, training on business ethics/compliance was not conducted adequately nor was this included in the factors for performance appraisals.

•

In the intense pursuit of achieving sales targets, there was speech/conduct that could be construed as solicitation, for example during client dinners at the lead of the departmental head, prior to the filing of the registration statements for the respective public offerings.

•	Check functions on e-mails and chat functionalities did not work.

(2)	Consciousness of business ethics

•

In the course of pursuing business targets, the essence of high standards of business ethics and compliance with laws was not fully imbued among personnel, and the environment was one in which the highest priority was put on work performance such as sales. Further, in certain areas, personnel were entrenched, thereby hindering check functions, and the environment in which Corporate-related Information was being disseminated by the department head was not improved.

•

In the midst of an intensifying appetite of clients for near inside information in considering investments, a culture developed for putting those demands first, above compliance with the relevant laws.

•

In the Institutional Equity Sales Department, there was use of entertainment expenses which was inappropriate from the perspective of social norms, and such inappropriate use was tolerated. From this inappropriate use of entertainment expenses, excessively close relationships with clients developed, and information from which Corporate-related Information could be implied was conveyed.

•

Regarding education on business ethics, while there are measures such as having all company personnel make a declaration each year to comply with the “Code of Ethics of Nomura Group” (“Code of Ethics”), there is still not enough innovative training to help personnel understand the specifics of the firm’s corporate social responsibility.

4.	Control Function Departments

(1)	Operation of the rules

•

Employee postings became entrenched, the philosophy becoming one of keeping with past practice and there was a lack of readiness to pursue best practices taking matters for their substance, in view of market changes.

•	As a result, there was not adequate instruction towards flexible reform or effective operation of company rules in response to market changes.

(2)	Internal inspection

•	The inspection methods at Nomura Securities for the professional client-facing wholesale business did not extend beyond the surface level, and was lax compared to that of the retail business.

(3)	Response to the regulator’s investigation

•

It can be supposed that it would have been possible to discover the issues sooner if an internal investigation had been conducted within a scope so as not to interfere with the regulator’s investigation; nevertheless the firm’s response was delayed.

•

Regarding the firm’s response to the regulator’s investigation, although it would have been possible to avoid such delays if the firm had proceeded more proactively, the conduct of the response was insincere as the firm neglected to make efforts such as refreshing the vague recollections of interviewees with the use of documentary material.

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Translation

•

Because a sense of urgency was lacking in the coordination between the relevant departments in Compliance Division and the other relevant infrastructure departments, there was unsatisfactory readiness to analyze/identify issues with versatility and respond appropriately to the problems recognized by the regulator.

5.	Regarding Nomura Holdings’ Control over its Subsidiaries

•

It is believed that a faster response would have been possible by providing firm instruction to Nomura Securities to conduct an internal investigation by reviewing the e-mails, chat data and recorded calls provided to the SESC after confirming that it would not interfere with the regulator’s investigation.

In light of the above cause factors, we intend to establish the measures set forth below.

Going forward, we intend to endeavor to look for best practices in the industry with respect to equity financings such as research blackouts, the way Corporate-related Information is transmitted to analysts and streamlining team composition at the time of syndication as well as guidelines for the use of chat functionalities in transactions between dealers.

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Translation

II.	Improvement Measures

1.	Transmission of Information from Private-side to Public-side Departments

(1)	Voluntary review of rules by Trading Compliance Department

(2)	Transfer of the Institutional Equity Sales Department’s “person in charge of public offerings”

(3)	Review of control system for Corporate-related Information

(4)	Restriction on contact with analysts and private-side departments by departments in charge of sales to institutional investors

2.	Reinforcing information control system in respect of departments relevant to equity business with institutional investors

(1)	Establishment of an “Equity Administration Department”

(2)	Restrictions on chat functionalities in the departments in charge of institutional equity sales

(3)	Compulsory use of mobile phones with a recording function

(4)	Extending the retention period of call recordings

3.	Transmission of information to clients from salesperson in charge of institutional investors

(1)	Drawing up of guidelines pertaining to provision of information to institutional investors

(2)	Appropriate use of entertainment and meeting expenses

4.	Improvement of recruitment, education and performance appraisals

(1)	Reinforcement of recruitment process

(2)	Reinforcement of training

(3)	Improvement of performance appraisals

5.	Comprehensive imbuement of business ethics

(1)	Implementation of regular training on business ethics for all officers and employees

(2)	Improvement of functions of the departmental compliance officers

(3)	Spreading awareness regarding the firm’s Compliance Hotline and utilization

6.	Other

(1)	Voluntary suspension of business of the Institutional Equity Sales Department and Syndicate Department and intensive training

(2)	Drastic reforms to the institutional equity sales related teams

(3)	Reassignment of institutional equity salespersons and Syndicate Department personnel

(4)	Intensive training to departments relevant to this matter

(5)	Segregation of compliance between the Holding Company and its subsidiaries

(6)	Drawing up rules of conduct for analysts

(7)	Reevaluating the time line of an equity public offering in case of a fall in share price prior to its public announcement

(8)	Clarification of location of responsibilities of officers and employees

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Translation

Improvement Measures (Summary)

The causes of this matter are a lack of self-awareness among personnel of the Institutional Equity Sales Department, a public-side department, as members of a securities firm in the role of lead underwriter, and inappropriate handling of equity finance related information which requires cautious handling. It was also found in control function departments that there has not been sufficient flexibility of modification and abolition of rules and effective management thereof.

1.	Transmission of Information from Private-side to Public-side Departments

(1)	Voluntary review of rules by Trading Compliance Department

Regarding research blackouts, while an issuance of an analyst report was hitherto prohibited when we held Corporate-related Information even before the analyst has been brought over the wall (i.e. undergone wall-crossing process); the general rule is now that the issuance of a report will be prohibited only when the analyst is brought over the wall. This kind of reevaluation shall be made concerning the overall the “Standards of Control Management” and the Trading Compliance Department will conduct voluntary reviews to check that such standards are in line with best practices.

(2)	Transfer of the Institutional Equity Sales Department’s “person in charge of public offerings”

The position of “person in charge of public offerings” in the Institutional Equity Sales Department is to be transferred to a newly established department to be called the “Equity Administration Department” whereby a stricter control system will be in place.

(3)	Review of control system for Corporate-related Information

The process of the transmission of information from private-side departments to public-side departments shall be reviewed, and personnel in public-side departments shall be clearly be taught the significance of receiving Corporate-related Information, as well as the fact that restricted information in the transmission from private-side to public side departments is not only information that is clearly Corporate-related Information, but also includes information from which Corporate-related Information can be extrapolated.

(4)	Restriction on contact with analysts and private-side departments by departments in charge of sales to institutional investors

As a general rule, departments in charge of sales to institutional investors shall be prohibited from making any inquiries to private-side departments. Departments in charge of sales to institutional investors shall also be prohibited from making any inquiries to analysts to seek Corporate-related Information, including finance information.

2.	Reinforcing information control system in respect of departments relevant to equity business with institutional investors

(1)	Establishment of the Equity Administration Department

In respect of departments in charge of equity business with institutional investors and in order to have a check function from the perspective of compliance and work approach, the Equity Administration Department shall be newly created. Senior Managing Directors in charge of Equities and Compliance shall be jointly responsible for such Equity Administration Department.

(2)	Restrictions on chat functionalities in the departments in charge of institutional equity sales

In order to prevent the dissemination of information from which Corporate-related Information can be extrapolated as well as unconfirmed or carelessly provided information, the use of chat functionalities shall be restricted in the departments in charge of institutional equity sales.

(3)	Compulsory use of mobile phones with a recording function

In order to ensure the effectiveness of monitoring by call recording, the personnel of the departments in charge of institutional equity sales shall be provided with mobile phones with a recording function, and it shall be compulsory for them to use such mobile phones.

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Translation

(4)	Extending the retention period of call recordings

In order to reinforce monitoring by call recording, the retention period for call recordings of the departments in charge of institutional equity sales shall be extended to two years from the current retention period of two weeks.

3.	Transmission of information to clients from salesperson in charge of institutional investors

(1)	Drawing up guidelines pertaining to provision of information to institutional investors

Guidelines have been drawn up to provide that when a salesperson supplies information to his/her clients, such salesperson shall not make any statements which may be mistakenly regarded as finance information of a listed company, and we have made this fully known among all the relevant officers and employees within Nomura.

(2)	Appropriate use of entertainment and meeting expenses

In order to ensure the proper use of expenses, guidelines specifying the criteria of permitted use shall be drawn up and made fully known to all within Nomura, and any improper use of expenses shall be subject to a heavy penalty in accordance with the Rules of Employment. Expense auditing by the Inspection & Examination Department shall be reinforced and it will inspect as to whether there is any excessive concentration among the recipients of entertainment expenses or improper recipients.

4.	Improvement of recruitment, education and performance appraisals

(1)	Reinforcement of recruitment process

In recruiting lateral employees, emphasis shall be put on compliance awareness and ethical values, and a priority should be placed on these points especially in conducting an aptitude checks and interviews.

(2)	Reinforcement of training

Training to raise compliance awareness shall be conducted periodically, and personnel shall be required to submit declarations regarding information management semi-annually.

(3)	Improvement of performance appraisals

In conducting performance appraisals, importance shall be placed on “business ethics/compliance” and promotions to the manager grade-level shall not be granted unless the employee passes the “Member’s Internal Administration Supervisor Qualification Examination”. In conducting bonus, base salary increases or promotion assessments, more weight shall be put on the qualitative elements of compliance and ethical values, and our compensation scheme will be reviewed accordingly. It shall be ensured that a breach of laws and regulations will be severely penalized in accordance with the Rules of Employment.

5.	Comprehensive imbuement of business ethics

(1)	Implementation of regular training on business ethics for all officers and employees

In order to further imbue business ethics among all officers and employees, a business ethics training session shall be held annually (semiannually for institutional equity salespersons) to bring about a more specific appreciation of our corporate social responsibility and business ethics training shall be extensively reinforced.

(2)	Improvement of functions of the departmental compliance officers

In order to ensure the thorough awareness of business ethics at the work place in each department in the Head

Office, training to departmental compliance officers shall be reinforced.

(3)	Spreading awareness regarding the firm’s Compliance Hotline and utilization

Employees of private-side departments, analysts, the Trading Compliance Department shall be encouraged to proactively make use of the firm’s Compliance Hotline in the event that they receive suspicious questions/inquiries probing for Corporate-related Information. In addition, in the event that something of the kind is reported through the Compliance Hotline, we will on investigation, proactively report to the relevant regulator in the event there is reason to suspect that Corporate-related Information has been transmitted to a client.

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Translation

6.	Other

(1)	Voluntary suspension of business of the Institutional Equity Sales Department and Syndicate Department and intensive training

For five business days from 2 July, the business of the Institutional Equity Sales Department; and for three business days from 2 July the business of the Equity Syndicate section of the Syndicate Department shall be voluntarily suspended. (This voluntary suspension will not affect any deals with established timelines for which rescheduling would cause significant problems.) An intensive training session shall be held for these departments with such themes as business practices going forward to recover confidence, practices for contacting clients and business ethics.

(2)	Drastic reforms to the institutional equity sales related teams

The functions of the Institutional Equity Sales Department will be reevaluated and as that department is dissolved its functions will be reallocated to other departments. Recognizing anew the principal objectives of research sales for institutional investors under the new organization, we shall start the business afresh. At the same time, disciplinary action will be imposed against the relevant employees who were with the department in 2010 when the subject matter of the recommendation for administrative monetary penalties arose, and they will be reassigned to other functions, thereby implementing a complete change of personnel.

(3)	Reassignment of institutional equity salespersons and Syndicate Department personnel

Direct reassignment of an employee who was in charge of equity sales for institutional investors to a private-side department shall be prohibited as a general rule. In the event of a reassignment, continuous monitoring shall be conducted of the situation.

(4)	Intensive training to departments relevant to this matter

Having considered the causes of this matter, an intensive training session shall be held for the Execution Service Department and Trading Compliance Department with such themes as business practices going forward to recover confidence, practices for contacting clients and the ideal state of compliance.

(5)	Segregation of compliance between the Holding Company and its subsidiaries

Group Compliance of the Holding Company and Compliance of Nomura Securities shall have separate management whereby the parent company’s restraining function will be more effective.

(6)	Drawing up rules of conduct for analysts

Rules of conduct setting forth the permitted scope of conduct of analysts shall be drawn up.

(7)	Reevaluating the time line of an equity public offering in the case of a fall in share price prior to its public announcement

Where the share price falls before the public announcement of an equity public offering such that an information leak is suspected and we are the lead underwriter of the offering, the time line (including postponement) shall be reevaluated with the issuer.

(8)	Clarification of location of responsibilities of officers and employees

Seriously accepting the responsibilities of officers and employees for this matter, the following disciplinary actions shall be imposed.

•	Management responsibility of Nomura Holdings

Pay cut	Group CEO	50% of monthly salary for 6 months

Pay cut	Group COO	50% of monthly salary for 5 months

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Translation

•	Management responsibility of Nomura Securities (as of the date of the incidents and the current management of Nomura Securities)

Pay cut	Chairman, Representative Executive Officer	10% of monthly salary for 2 months

	President, Representative Executive Officer	10% of monthly salary for 2 months

•	Management Responsibilities of relevant Executive Officers of Nomura Securities (as of the date of the incidents)

Resignation	Executive Officer in charge of the Institutional Equity Sales Department

Resignation	Executive Officer in charge of Compliance

Pay cut	Executive Officers in charge of Equity and Syndicate 10%-50% of monthly salary for one to three months

•	Relevant employees and their managers shall be severely penalized in accordance with the Rules of Employment

END

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